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                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number       3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investments in the Custody of                                          Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed:

811-03213                                                                    October 15, 2004
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
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     OK                  OR                  PA                  RI                  SC                  SD
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     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in registration statement:

      Gartmore Variable Insurance Trust
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4. Address of principal executive office (number, street, city, state, zip code):

      1200 River Road, Conshohocken, PA 19428
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             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of J.P. Morgan GVIT Balanced Fund and GVIT Small Cap Value Fund

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about J.P. Morgan GVIT Balanced Fund's and GVIT Small Cap Value Fund's (the "Funds'") compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 15, 2004. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 15, 2004, and with respect to agreement of security purchases and sales, for the period from August 20, 2004 (the date of our last examination) through October 15, 2004:

- Confirmation of all securities held by institutions in book entry form by the Federal Reserve Bank of New York and the Depository Trust Company without prior notice to management;

- Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

- Reconciliation of all such securities to the books and records of the Funds and J.P. Morgan Chase Bank (the "Custodian,") the Funds' Custodian;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records; and

- Agreement of 30 security purchases and 30 security sales or maturities since our last report from the books and records of the Funds to related trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that J.P. Morgan GVIT Balanced Fund and GVIT Small Cap Value Fund were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 15, 2004 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 23, 2005

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of J.P. Morgan GVIT Balanced Fund and GVIT Small Cap Value Fund (the Funds,) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 15, 2004, and from August 20, 2004 through October 15, 2004.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 15, 2004, and from August 20, 2004 through October 15, 2004 with respect to securities reflected in the investment accounts of the Funds.

J.P. Morgan GVIT Balanced Fund and GVIT Small Cap Value Fund




By:     /s/ Gerald J. Holland
        ----------------------------
        Gerald J. Holland, Treasurer